March 20, 2026

US Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Ehave Inc.
Offering Statement on Form 1-A Filed September 8, 2025
File No. 024-12660

Ladies and Gentlemen:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Ehave Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1A, so that it may be qualified by 4:00 pm., Eastern Time on Monday, March 23, 2026, or as soon thereafter as is practicable.

We understand that the Commission will not be reviewing the filing.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and
●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, Jonathan Leinwand at (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

EHAVE INC.

By:	/s/ Ben Kaplan
Ben Kaplan, CEO

100 SE 2nd St. • Suite 2000 • Miami, FL 33131

www.ehave.com